UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 14, 2025

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, including the information set forth in Exhibit No. 1, but excluding the information set forth in Exhibit No. 2 and Exhibit No. 3 shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-283007 and 333-283008), as such prospectuses may be amended or supplemented from time to time.

The financial information for the three months ended June 30, 2025 has not been audited or reviewed by any independent registered public accounting firm and has been derived from the unaudited financial statements for the quarterly period ended June 30, 2025. Any other financial information provided as at a date after March 31, 2025 has not been reviewed by any independent registered public accounting firm either. The information contained in this Report is based on management’s current information, including management’s view of a wide variety of significant business, economic and competitive risks and uncertainties. Certain data herein may involve underlying estimates, assumptions and judgments when applying accounting policies and preparing its financial statements, particularly in connection with the calculation of provisions. Any change in such estimates, assumptions and/or judgments resulting from new information or from changes in circumstances or experience could result in Westpac incurring losses greater than those anticipated or provided for.

Content in this announcement principally covers and compares the three months ended June 30, 2025 (“3Q25”) and first half 2025 (“1H25”) quarterly average periods unless otherwise stated. The 1H25 quarterly averages have been calculated using the simple arithmetic average of each financial item for the three months ended December 31, 2024 and the three months ended March 31, 2025. All dollar values in this Report are in Australian dollars unless otherwise noted or the context otherwise requires, references to ‘dollars’, ‘dollar amounts’, ’$’, ‘AUD’ or ‘A$’ are to Australian dollars. Certain amounts and ratios, including amounts and ratios excluding Notable Items, are not defined by Australian Accounting Standards (“AAS”). These non-AAS measures are identified and described in the ‘Introduction – Non-AAS financial measures’ section of Westpac’s 2025 Interim Financial Results on Form 6-K filed with the U.S. Securities and Exchange Commission.

On August 14, 2025, Westpac Group (“Westpac” or “the Group”) provided the market with an update of its performance for 3Q25. The update coincided with the release of Westpac’s Pillar 3 Report for 3Q25.

Westpac 3Q25 update

Performance overview

•	Unaudited statutory net profit was $1.9 billion for 3Q25, an increase of 14%. Pre-provision profit rose 11% with revenue increasing 7% and expenses rising 3%.

•	Notable Items, related to economic hedges of term funding, provided a slight benefit compared to a modest reduction for the first half 2025 quarterly average.

•	Excluding Notable Items, net profit increased 8% to $1.9 billion and pre-provision profit rose 6% with revenue increasing 4% and expenses rising 3%.

•	Impairment charges were 5 basis points of average gross loans.

•	Capital, funding and liquidity remain comfortably above regulatory minimums.

Operating trends

Net interest income increased 7%, largely due to the increase in Net Interest Margin (“NIM”). The NIM of 2.01% comprised:

•	Core NIM[1] of 1.85%, up 5 basis points. The increase was driven by:

-	Liquids, 3 basis points higher, reflecting reductions in liquid and trading assets;

-	Deposits, 1 basis point higher. Proactive margin management and the continuing benefit of higher earnings on hedged deposits more than offset a mix shift towards lower margin savings accounts and competition for term deposits; and

-	Loans, 1 basis point higher. Higher spreads on mortgage lending in New Zealand provided a benefit while Australian mortgage margins were stable. A mix shift towards higher margin business lending was offset by narrower spreads due to competition.

•	Treasury and Markets contribution of 14 basis points, up from 12 basis points, reflected favourable interest rate positioning in a more volatile market environment.

•	Notable Items related to economic hedges of term funding added 2 basis points. These items reverse over time.

Non-interest income rose 4%, supported by stronger Markets revenue.

Expenses were up 3%, reflecting wage and salary growth, investment in bankers and the planned increase in UNITE investment. We are pursuing targeted productivity initiatives through our Fit for Growth program to constrain cost growth.

The financial resilience of our customers is reflected in improved credit quality metrics across all segments. Impairment charges were low at 5 basis points of average gross loans.

1 Core net interest margin is calculated by excluding Notable Items and Treasury and Markets.

Financial strength

The CET1 capital ratio was 12.3% as at June 30, 2025, above the target operating range of 11.0% to 11.5%. The modest rise in CET1 reflects earnings in the quarter and a reduction in Interest Rate Risk in the Banking Book Risk Weighted Assets (“RWA”) more than offsetting the 1H25 dividend payment and lending growth.

The Group has completed 71%2 of the previously announced $3.5 billion on market share buyback.

The quarterly average liquidity coverage ratio was 134% and net stable funding ratio was 114% for 3Q25.

Credit impairment provisions were $5.1 billion as at June 30, 2025, $1.9 billion above expected losses of the base case economic scenario. The ratio of CAP to credit RWA was little changed at 1.25%.

Financial summary3

				Excluding Notable Items
$bn	3Q25	% movement 3Q25 - 1H25 qtr average		3Q25	% movement 3Q25 - 1H25 qtr average
Net interest income	5.0	7		5.0	4
Non-interest income	0.7	4		0.8	6
Net operating income	5.8	7		5.7	4
Operating expenses	(2.9)	3		(2.9)	3
Pre-provision profit	2.8	11		2.8	6
Net profit after tax	1.9	14		1.9	8
ROE	10.5%	106	bps	10.4%	54	bps

Quarterly net profit4

					Excluding Notable Items
$bn	1Q25	2Q25	1H25 qtr average	3Q25	1Q25	2Q25	1H25 qtr average	3Q25
Net interest income	4.5	4.8	4.7	5.0	4.8	4.7	4.8	5.0
Non-interest income	0.8	0.7	0.7	0.7	0.8	0.7	0.7	0.8
Net operating income	5.3	5.5	5.4	5.8	5.6	5.4	5.5	5.7
Operating expenses	(2.8)	(2.9)	(2.8)	(2.9)	(2.8)	(2.9)	(2.8)	(2.9)
Pre-provision profit	2.5	2.6	2.5	2.8	2.8	2.5	2.6	2.8
Impairment charges	(0.1)	(0.2)	(0.1)	(0.1)	(0.1)	(0.2)	(0.1)	(0.1)
Tax and NCI	(0.7)	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)
Net profit after tax	1.7	1.7	1.7	1.9	1.9	1.6	1.7	1.9
NIM	1.82%	1.94%	1.88%	2.01%	1.94%	1.91%	1.92%	1.99%

2 As at August 13, 2025

3 Table may not add up due to rounding

4 Table may not add up due to rounding.

Index to Exhibits

Exhibit No.	Description

1	Westpac Group June 2025 Pillar 3 Report
2	ASX Release – Westpac 3Q25 Update
3	ASX Release – Westpac 3Q25 Investor Discussion Pack

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.

Forward-looking statements are statements that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our current intent, belief or expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition and performance, capital adequacy and liquidity and risk management, including, without limitation, future loan loss provisions and financial support to certain borrowers, forecasted economic indicators and performance metric outcomes, indicative drivers, climate- and other sustainability-related statements, commitments, targets, projections and metrics, and other estimated and proxy data.

Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘indicative’, ‘risk’, ‘aim’, ‘outlook’, ‘forecast’, ‘assumption’, ‘projection’, ‘target’, ‘goal’, ‘guidance’, ‘objective’, ‘ambition’ or other similar words, are used to identify forward-looking statements. These statements reflect our current views on future events and are subject to change, certain known and unknown risks, uncertainties and assumptions and other factors which are, in many instances, beyond our control (and the control of our officers, employees, agents and advisors), and have been made based on management’s current expectations or beliefs concerning future developments and their potential effect upon Westpac.

Forward-looking statements may also be made, verbally or in writing, by members of Westpac’s management or Board in connection with this Report. Such statements are subject to the same limitations, uncertainties, assumptions and disclaimers set out in this Report.

There can be no assurance that future developments or performance will align with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those we expect or which are expressed or implied in forward-looking statements, depending on various factors including, but not limited to, those described in the section titled ‘Risk factors’ in Westpac’s 2025 Interim Financial Results on Form 6-K filed with the U.S. Securities and Exchange Commission. When relying on forward-looking statements to make decisions with respect to us, investors and others relying on information in this Report should carefully consider such factors and other uncertainties and events.

Except as required by law, we assume no obligation to revise or update any forward-looking statements in this Report, whether from new information, future events, conditions or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: August 14, 2025	By:	/s/ Esther Choi
Esther Choi
Tier One Attorney